Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D. C.  20549
Attn:  Michael Kennedy, Esq.

May 1, 2014

RE:	Southwestern Electric Power Company
Registration Statement on Form S-3
Filed April 2, 2014
File No. 333-194991

Responses to the comment letter dated April 24, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Registration Statement of Southwestern Electric Power Company are provided herewith, including the text of the Staff’s comments.

We have revised the Registration Statement in response to the comment letter.  We have also attached to this letter marked pages from the Registration Statement showing the relevant changes.

General

1. We note your disclosure that you are relying on Rule 429 of the Securities Act of 1933, as amended, with respect to $175,000,000 of Senior Notes and Junior Subordinated Debentures that remain unsold under Registration Statement No. 333-161539, declared effective September 14, 2009. However, it appears that you are ineligible to rely on Rule 429 because you do not meet the criteria set forth in Rule 415(a)(5). Please revise your filing accordingly. Alternatively, please provide your analysis of why you believe you may rely on Rule 429 in this instance. For more information, please see Securities Act Rules Compliance and Disclosure Interpretation 225.01, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

The Registration Statement has been revised to remove the reference to Rule 429.

Calculation of Registration Fee

2. We note your disclosure here that you are registering $425,000,000 of Unsecured Notes in this offering, which conflicts with your disclosure on the prospectus cover page that you are registering $600,000,000 of Unsecured Notes. It appears that you have neglected to include in the fee table the $175,000,000 of Senior Notes and Junior Subordinated Debentures that you intend to issue in reliance on Rule 429. Please disclose the amount and type of securities you intend to register in the Calculation of Fee Table. If you have already paid a portion of the registration fee for the notes in the offering, please state so and cite to the applicable section of Rule 457.

Response:

The Calculation of Fee Table and accompanying footnote have been revised to reflect the issuance of $600,000,000 of Senior Notes.  We have included explanatory text to describe the portion of the registration fee previously paid and included a reference to Rule 457(p).

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Southwestern Electric Power Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Southwestern Electric Power Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (614) 716-1648 with any questions you may have regarding our responses.

Very truly yours,

/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Associate General Counsel

cc:   Lilyanna Peyser, Special Counsel